MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE YEARS ENDED DECEMBER 31, 2004

(All dollar amounts in U.S. currency unless otherwise stated)

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the year ended December 31, 2004.

This financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 17 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

2004 Highlights

•

Write-down of $28.4 million of the carrying value of the El Valle and Carlés assets.

•

Net loss of $44.4 million ($0.36 per share), due to the write-down, lower production from own operations combined with increased mining costs and the unfavourable U.S. dollar/Euro exchange rate.

•

2004 operating cash flow of $8.9 million.

•

$81.9 million held in cash and cash equivalents at year end.

•

Gold production from own operations of 118,580 ounces at a cash operating cost(a) of $215 per ounce.

•

Aguablanca construction completed with commissioning started in mid-December.

•

Acquisition of Defiance Mining Corporation completed. Development of the Tasiast gold mine underway.

•

Acquisition of the Salave gold deposit, containing 1.5 million ounces of measured and indicated resources. Feasibility study in progress.

•

Equity issue raised gross proceeds of $61.0 million (CDN$74.6 million) in October 2004.

•

Listing on the American Stock Exchange.

•

Establishment of new Corporate office in Toronto.

(a) Refer to Non-GAAP Measures section

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company produces gold at its 100%-owned El Valle and Carlés mines and is in the process of commissioning its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain. Engineering work on its Tasiast gold project in Mauritania, West Africa, is underway, with construction expected to begin in the first half of 2005. A feasibility study of its Salave gold deposit in northern Spain is underway.

In 2004, the Company’s gold operations delivered lower production and cash flow. The operating loss, before a write-down of $28.4 million, amounted to $17.9 million. In addition to the write-down, the main factors that contributed to the operating loss were:, lower production from own operations, the increased mining costs because of the transition to underground operations and the unfavourable effect of the U.S. dollar/Euro exchange rate. The Company achieved key milestones in its nickel business by advancing the development of the Aguablanca nickel project towards production with the commencement of commissioning in December 2004. With the acquisition of Defiance in September 2004, the Company obtained the Tasiast gold project in Mauritania, a permitted open pit gold project with estimated proven and probable reserves of 9,008,000 tonnes averaging 3.06 g/t or 885,000 contained ounces of gold, and estimated measured and indicated resources (inclusive of reserves) of 12,069,000 tonnes averaging 3.06 g/t gold or 1,185,000 contained ounces of gold.  In addition, the Tasiast project has estimated inferred resources of 12,428,000 tonnes averaging 2.25 g/t gold or 899,000 contained ounces of gold. In 2004, Rio Narcea also completed the acquisition of the advanced-stage Salave gold project, located in the same province as Rio Narcea’s existing gold operations in northern Spain. The Company is proceeding with a feasibility study for the development of the Salave project. In November 2004, the Company announced an updated resource estimate for the Salave project with estimated measured and indicated resources totalling 15,195,000 tonnes averaging 2.99 g/t gold or 1,462,000 contained ounces of gold.

Selected Annual Information

A detail of selected annual information, which includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below), is as follows:

$000	2004 (a)	2003	2002
Gold sales	67,788	60,818	55,506
Net income (loss)	(44,445)	3,207	9,864
Net income (loss) per share – basic	(0.36)	0.03	0.14
Net income (loss) per share – diluted	(0.36)	0.03	0.13
Operating cash flow	8,878	21,118	14,138
Cash and cash equivalents	81,889	32,862	7,737
Total assets	281,909	162,390	87,052
Long-term debt	31,109	6,706	13,593
Dividends declared per share	–	–	–

(a)Includes a wirte-down of $28.4 million (refer to the Operating Result section below).

Summary of Quarterly Results

A summary of quarterly results, which includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below), is as follows:

$000	2004				2003
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Gold sales	15,816	19,234	13,900	18,838	15,565	14,880	14,798	15,575
Net income (loss)	(31,366)	(6,379)	(288)	(6,412)	2,759	321	(555)	682
Net income (loss) per share – basic	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Net income (loss) per share – diluted	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01
Operating cash flow	(3,354)	4,610	2,702	4,920	6,844	6,618	3,578	4,078

Review of Mining Operations and Development Projects

Gold production from the Company’s own operations in 2004 was 118,580 ounces compared to 174,175 ounces in 2003 (177,225 in 2002). In addition, the Company treated 93,780 tonnes of Nalunaq ore (13% of plant capacity). Tonnage from the Nalunaq mine was less than anticipated under the terms of the existing treatment agreement with Nalunaq Gold Mine A/S (“Nalunaq”), which Nalunaq advised resulted from a delay in receipt of their mining permit. The lower year-over-year production from Carlés and El Valle was due to a 16% reduction in head grade (from 7.6 grams per tonne in 2003 to 6.4 grams per tonne in 2004), combined with 20% less tonnes of ore processed from own ore, basically as a result of the processing of Nalunaq ore under the Nalunaq agreement. Cash operating cost (refer to Non-GAAP Measures section) for the Carlés and El Valle operations was $215 per ounce, compared to $146 in 2003 and $143 in 2002. The increase was primarily due to the transition from open pit to underground operations at both the El Valle and Carlés mines, together with an appreciation of the Euro versus the U.S. dollar of approximately 10%, which negatively affected operating costs.

Summary of Gold Operations
	2004			2003	2002
	Rio Narcea’s operations	Nalunaq ore (b)	Total	Rio Narcea’s operations	Rio Narcea’s operations
Tonnes of ore milled	606,713	93,780	700,493	761,631	753,411
Grade (g/t)	6.4	17.1	7.8	7.6	7.7
Recovery (%)	95.0%	97.3%	95.6%	94.1	94.4
Gold production (oz)	118,580	50,297	168,877	174,175	177,225
Cash operating cost ($/oz)(a)	215	397	269	146	143

(a) Refer to Non-GAAP Measures section.

(b) There was no processing of Nalunaq ore in 2003 and 2002.

Following is a summary of the Company’s operations and development projects:

El Valle Mine

The El Valle mine is the Company’s main operating gold mine situated in northern Spain. At year end 2004, proven and probable gold reserves declined to 149,000 ounces of gold from 219,000 as at December 31, 2003. In addition, the mineral reserves as at December 31, 2004 contain 17.6 million pounds of copper. All mineral reserves are within the underground operations, except for the estimated 47,000 ounces of gold included in the 193,000 tonnes of stockpiled ore.

In 2004, the mine made the transition from an open pit to an underground operation. Open pit mining was completed in August 2004, and the Company is now implementing a plan for the pit to be used as the future tailings containment area. Underground mine production reached 8,000 tonnes per month during the fourth quarter of 2004, with 20,000 tonnes per month expected for 2005.

In December 2004, a revised mine plans for the El Valle and Carlés mines were developed, and are currently being optimized. A significant increase in mining costs is expected, due to the lower mining rate because of the difficult ground conditions at Boinás East zone of the El Valle mine, coupled with the ore being lower grade. The Company evaluated for impairment the book value of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and based on the current reserves and operating costs, determined that a write-down of $28.4 million was appropriate. The calculation of the write-down was based on a carrying value of the assets of $39.8 million before the write-down, and also on the following estimates and assumptions: a) mine life of three years for production of a total of 224,000 ounces of gold, which corresponds to the proven and probable reserves existing as at December 31, 2004; no resources have been considered to be converted to reserves; b) gold price of $410 per ounce and exchange rate of $1.35/Euro for years 2005 to 2007; and c) residual value of the assets, inclusive of the El Valle plant, some plots of land and the value of the mineral rights beyond proven and probable reserves, of $1.7 million (refer to note 7 of the audited consolidated financial statements).

The gold production at the El Valle and Carlés mines for 2005 is expected to be approximately 70,000 ounces at a cash operating cost of $385 per ounce (refer to Non-GAAP Measures section). The El Valle plant will also continue to process ore from the Nalunaq mine (refer to “Milling Agreement” section below). While Nalunaq is projecting four to five shipments of approximately 40,000 tonnes each for the year, the Company is currently conservatively planning for three shipments, but will process further shipments as received.

Underground infill drilling at El Valle concentrated on the Monica zone, northeast of and below the Boinás East pit, and within two zones of mineralization between the El Valle and Boinás East pits. Approximately 6,700 metres drilled in 118 holes has now closed the drill hole spacing to 12.5 metres by 12.5 metres centres and extended the known mineralization to the east.  Approximately 4,500 metres of drilling in 14 holes was completed to evaluate the North Black Skarn zone south of the El Valle pit and approximately 5,200 metres was drilled in 41 holes in the Charnela South zone. For 2005, approximately 7,000 metres of underground infill drilling are planned at El Valle.

Carlés Gold Mine

The Carlés mine accounted for approximately 12% of the total production in 2004. The Company started underground mining at Carlés East in mid-2003. Open pit production at Carlés was completed in May 2004. Underground mine production reached 11,000 tonnes per month during the fourth quarter of 2004, and is planned to increase to 16,000 tonnes per month during 2005. Proven and probable underground reserves at year end 2004 amounted to 75,000 ounces of gold and 7.3 million pounds of copper (103,700 ounces of gold and 9.4 million pounds of copper as at December 31, 2003).

During 2005, a program of approximately 4,000 metres of underground infill drilling is planned for the Carlés North and East zones.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), a subsidiary of Crew Gold Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq was to sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee, essentially a ”tolling fee” arrangement. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The purchase and treatment of the Nalunaq ore generates revenues and enables the El Valle plant to operate at approximately full capacity and, therefore, more efficiently and cost effectively. In this respect, gross margin for treatment of the Nalunaq ore amounted to $11 per ounce.

Aguablanca Nickel Project

In mid-December 2004, the construction of the Aguablanca open pit Ni-Cu-PGM mine and its on-site processing facilities was finalized, with commissioning commencing immediately thereafter. Certain design modifications that affect the SAG mill and flotation circuit have been identified and are being implemented at the contractor’s cost under the existing lump-sum turn key contract for the construction of the plant. Performance tests to be completed by the contractor, Fluor Corporation, are required prior to handing over the plant facilities to the Company. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Estimated proven and probable reserves at year end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM.

In conjunction with commencement of construction of the mine, construction of a 3 km decline to access the higher grade mineralization below the Aguablanca open pit also commenced. The decline is designed to allow early mining of the known higher grade material below the pit and will also facilitate further exploration at depth. It is advancing at the scheduled rate. The decline had advanced approximately 1,150 metres from the portal as at December 31, 2004 and is expected to reach the higher grade nickel mineralization in the second quarter of 2005 when infill drilling will commence. It is anticipated that underground mining of this area will commence in the first half of 2006 at a rate of approximately 285,000 tonnes per year. The Aguablanca plant has been designed and constructed to accommodate this additional annual tonnage with minor variations and without displacing open pit ore.

The capital and other operating expenditures during construction to construct the Aguablanca mine are €62 million (approximately $85 million). As at December 31, 2004, €55 million (approximately $74 million) of the planned expenditures had been spent. In addition, working capital and value added tax (“VAT”) during construction amounted to €10 million (approximately $14 million), of which €5 million has been paid (approximately $6 million).

Tasiast Gold Project

Rio Narcea announced on June 30, 2004 that it had signed a definitive agreement with Defiance whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The plan of arrangement was approved by the shareholders of Defiance on August 30, 2004 and by the court on September 1, 2004. The transaction closed on September 3, 2004.

As a result of the Defiance transaction, Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 885,000 ounces of proven and probable mineral reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an inferred mineral resource of 12,428,000 tonnes at 2.25 g/t gold for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t gold. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc.

In mid-September 2004, Rio Narcea started a 5,000-metre drill program to test the depth extension of the high-grade zone beneath the main pit (Piment Central deposit). The drilling was completed in late October 2004 and the high-grade zone was traced to a depth of 300 metres below surface. While the drill results show continuity and good grades in places, the width of the mineralization appears to decrease. However, when combined with the deep holes drilled by Defiance earlier in 2004, the results suggest there is strong potential to add high grade mineral resources amenable to underground mining, which would further enhance project economics. The drill results are being evaluated and detailed work on the deep mineralization will be undertaken as open pit mining progresses.

As the project has progressed and the significance of Mauritania has increased, Rio Narcea appointed Mr. Francois Auclair as Mauritania Country Manager, based in Nouakchott, Mauritania, in December 2004.

In early January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to SENET, an international engineering, design and project management company based in South Africa. This work is expected to be completed in early April and the Company will finalize the overall engineering and construction contracts for the project thereafter. Meanwhile, other infrastructure work, including surveying for the access road and process water pipeline, is continuing.

Construction of the project will be financed by the use of a combination of project debt financing and the Company’s projected future operating cash flow. Rio Narcea is currently analyzing proposals from several banks regarding project debt financing with final selection expected shortly.

Salave Gold Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), a Spanish exploration company which owns the mineral rights to the Salave gold deposit located in Asturias, Spain. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, that existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. Later in 2004, the Company’s interest in EMC was increased to 93.7% as a result of EMC completing two equity financings in which the minority shareholders did not participate (refer to note 7 of the audited consolidated financial statements).

In May 2004, the Company started the work required for a full feasibility study, including the compilation of previous exploration and drilling information into a single database and the initiation of a 15,500-metre infill drilling program. The Company also started the permitting process for the project.

The infill drilling program was approximately two-thirds complete at the end of December, results from which were released in September and January. A total of 10,300 metres have been drilled in 48 holes to close the drill hole spacing to 25 metres. A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current mineral resources. In addition, the drilling campaign has extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit. Completion of the analysis of the drilling data from all of the holes of the program is anticipated early in the second quarter of 2005.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. Filed on November 8, 2004, the report was based on all available information and drill data from previous work on the project and included the first 15 holes from the current infill drill program. The study estimates the Salave project contains an approximate measured and indicated mineral resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold in the inferred mineral resource category. The mineral resource estimate is summarized in the table below:

Salave Project - Mineral Resources (@1 g/t gold cut-off)

	Tonnes (000's)	Grade (g/t)	Contained Ounces Gold
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

The mineralization at Salave is refractory in nature. Metallurgical testwork has been done by Ausenco Ltd. of Australia to confirm the good flotation characteristics of the ore. Feasibility study plant design will also be done by Ausenco using pressure oxidation treatment (“POX”) of a flotation concentrate as part of the process. The requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling required for a bankable feasibility study are continuing.

Review of Exploration Properties

Ossa Morena Regional Exploration

Rio Narcea continued a regional exploration program on its 4,600 km2 Ossa Morena Belt properties in 2004 to identify exploration targets for drilling. The program identified numerous, mafic-ultramafic intrusives with potential for nickel sulphide mineralization. In addition, exploration was initiated to assess the region’s potential for iron oxide copper-gold (“IOCG”) mineralization.

The nickel sulphide exploration program included geological mapping, soil geochemical surveys and surface geophysical surveys to define targets for drilling. Approximately 5,100 metres of drilling was completed in 21 holes and included 2,900 metres drilled in 14 holes in Spain to test several targets with coincident geochemical and geophysical anomalies. In Portugal, drilling was completed to test nickel sulphide and PGM targets in the southern Beja block and in the northern Campo Mayor area. A deep hole at Cabeço de Vide was in progress at year end to test a large, highly conductive geophysical anomaly.

Although the 2004 drilling generated encouraging results, the nickel mineralization identified thus far has been sub-economic. Further evaluation of these results is underway to gain better understanding of the mineralizing processes and rock types to direct future exploration in the region.

The Ossa Morena region was once considered an important iron-producing district in the Iberian Peninsula but the copper and gold content of these occurrences has never been systematically investigated. As part of Rio Narcea’s regional reconnaissance program, many old iron mines and occurrences were investigated for copper and gold mineralization and many samples taken contained highly anomalous copper and gold values. Follow-up soil geochemical surveys defined large areas of anomalous mineralization and alteration that forms a 100 km-long belt of copper and gold occurrences, with a significant IOCG potential.

Operating Results

The Company generated a net loss of $44,444,900 ($0.36 per share) for the fiscal year ended December 31, 2004. For 2003 and 2002, the Company had net earnings of $3,206,800 ($0.03 per share) and $9,864,400 ($0.14 per share), respectively. The following factors have affected the results for 2004:

§

Gold sales amounted to $67.8 million in 2004, of which approximately $47.3 million came from gold production at El Valle and Carlés and $20.5 million came from gold produced from treatment of the Nalunaq ore. As such, sales from Carlés and El Valle in 2004 were $13.5 million less than sales in 2003. Furthermore, mine costs were $30.1 million in 2004, slightly higher than the $28.2 million incurred in 2003 due to the increased underground mining costs and despite the lower production.

§

Variations in the U.S. dollar/Euro exchange ratio had a negative impact on operating expenses. Most operating expenses are denominated in Euros (€), and average exchange rates for 2004 and 2003 were $1.24/€ and $1.13/€, respectively, representing an increase of approximately 10% during 2004. By way of example, had the exchange rate in 2004 been the same as in 2003, the operating expenses would have been $6.2 million lower in 2004.

§

As a result of the lower existing reserves and revised mine plans for El Valle and Carlés, which were implemented in December 2004, and are currently under optimization, a $28.4 million write-down of those assets was recorded in the Consolidated Statement of Operations for the year ended December 31, 2004 (refer to note 7 of the audited consolidated financial statements).

Operating Revenues

While the Company’s 2004 total consolidated gold revenues, inclusive of the gold produced from the Nalunaq ore, increased to $67,787,600 in 2004 compared to $60,818,100 in 2003 ($55,506,300 in 2002), revenues from the El Valle and Carlés operations were $47.3 million in 2004 as compared to $60.8 million in 2003. In 2003, all gold revenues were from the El Valle and Carlés operations of the Company. In 2004, gold sales were from the El Valle and Carlés operations ($47.3 million) and from treatment of Nalunaq ore (approximately $20.5 million).

The average realized gold price, including the effects of gold and foreign exchange hedging, was $408 per ounce in 2004, up from $356 per ounce in 2003 ($307 per ounce in 2002). The effect of the higher gold price on sales from the El Valle and Carlés operations amounted to approximately $6.2 million. The average spot gold price in 2004 was $410 per ounce versus $363 per ounce in 2003 ($310 per ounce in 2002).

A reconciliation of gold sales before giving effect to hedging transactions in the consolidated statements of operations and deficit is as follows:

	2004		2003	2002
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Gold sales before hedging	68,849	408	62,182	357	54,680	309
Cash gold hedging effect	—	—	(82)(a)	(1)	(6)(a)	(0)
Cash foreign exchange hedging effect	—	—	—	—	(300)	(2)
Realized gold sales	68,849	408	62,100	356	54,374	307
Non-cash gold hedging effect	(1,061)	(7)	(1,282)	(7)	1,132	6
Gold sales	67,788	401	60,818	349	55,506	313

Average spot price		410		363		310
Production (ounces)		168,877		174,175		177,225

(a)

Does not include the acquisition cost of the gold calls settled in 2002 and 2003.

Operating Expenses

Operating expenses increased to $114,082,700, including a write-down of $28,387,600, in 2004 compared to $62,991,100 in 2003 ($47,314,600 in 2002). This significant increase was due primarily to the factors described above.

Cash operating costs per ounce for the El Valle and Carlés operations (refer to Non-GAAP Measures section) were $215 in 2004 compared to $146 in 2003 ($143 in 2002). In Euros, the functional currency of the operating mines, cash operating costs per ounce increased to €173 in 2004 compared to €129 in 2003 (€151 in 2002). In 2004, the Company also treated 93,780 tonnes of Nalunaq ore at a cash operating cost of $397 per ounce (refer to Non-GAAP Measures section).

Cash operating costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash operating costs. All of these charges and by-product credits are included in operating expenses. Disclosure of cash operating costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Cash Operating Costs ($/oz)

Cash Operating Costs (€/oz)

(Rio Narcea’s operations)

(Rio Narcea’s operations)

Bar Graph removed for EDGAR filing.  Please see attached pdf exhibit.

Deferred stripping – Mining costs incurred on development activities comprising the removal of waste rock to initially expose the ore at open pit mines (“overburden removal”), commonly referred to as “deferred stripping costs,” are capitalized. Amortization is calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves only). Amortization is charged to operating costs as metal (gold or nickel) is produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yields a theoretical amount of overburden moved in a year, the total costs for which are determined by using an average cost per cubic metre. The average cost per cubic metre is calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This results in the recognition of the cost of stripping activities over the life of the mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally results in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period.

The accounting for deferred stripping described above does not give rise to an increase or a decrease in the actual ore grade extracted. In addition, mining costs associated with waste removal, other than overburden removal, are not capitalized. Deferred stripping costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate.

The amount of deferred stripping costs amortized in respect of the gold operations (a non-cash expense) for the year ended December 31, 2004, was $17,333,600 compared to $21,975,200 in 2003 and $17,059,500 in 2002, or $146, $126 and $96 per ounce, respectively. All deferred stripping costs amortized in 2004, 2003 and 2002 relate to gold projects. The deferred stripping cost per ounce of gold produced in the local operations functional currency for 2004, 2003 and 2002 was €117, €112 and €102, respectively. Differences, from year-to-year, in the stripping ratio and the average cost per cubic metre result from several factors, including variations in proven and probable reserves, changes in pit design, changes in the cost of waste moved in a year and variations in the estimate of the amount of waste to be moved over the life of the mine.

The Company made the transition from open pit to underground mining at its gold operations during 2004. As a result, open pit-related stripping activities have been completed and all deferred stripping costs related to the gold operations are fully amortized as at December 31, 2004.

Some mining companies expense stripping costs as incurred. If this practice had been followed by the Company, it would have resulted in greater volatility in year-to-year results of operations. During 2004, 2003 and 2002, there were less stripping costs capitalized than amortized due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine, being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs in 2004 and 2003 and 2002 are higher than they would have been if actual stripping costs were expensed in the year they were incurred. If stripping costs had been expensed as incurred, operating costs would have decreased by $15,738,300 in 2004, $15,669,100 in 2003 and $4,818,200 in 2002.

Other mining expenses (excluding deferred stripping) amounted to $12,736,300 in 2004 compared to $6,250,700 in 2003 ($2,756,800 in 2002). The increase in 2004 was primarily due to the increased mining cost resulting form the transition from open pit to underground mining at the El Valle and Carlés gold mines, and also to the adverse effect of the U.S. dollar/Euro exchange rate. Mine production in 2004 amounted to 288,800 tonnes of ore, compared to 584,000 tonnes of ore in 2003.

Purchase of gold ore amounted to $18,093,400 in 2004 (nil in 2003 and 2002), corresponding to the acquisition cost and related expenses (mainly import duties and inland transport) of the Nalunaq ore under the terms of the existing agreement. The acquisition cost is based on the market value of the gold contained in the ore, net of a milling fee and an efficiency fee.

Plant expenses totalled $13,912,300 in 2004 compared to $12,416,100 in 2003 ($9,166,300 in 2002). With costs predominantly Euro denominated, the strengthening of the Euro against the U.S. dollar had the effect of increasing costs by $1.3 million. On a per tonne basis, plant costs amounted to $20, $16 and $12 per tonne treated in 2004, 2003 and 2002, respectively. The increase of the plant cost per tonne in 2004 when compared to 2003 is due to the lower plant throughput in 2004 (700,493 tonnes in 2004 versus 761,631 tonnes in 2003) and the strengthening of the Euro against the U.S. dollar, which has had the effect of increasing costs by $2 per tonne. In 2004, the Company treated 93,780 tonnes of Nalunaq ore; the plant cost allocated to the treatment of this ore was $1,862,500 (refer to Non-GAAP Measures section), which amount was recovered from the proceeds of sale of the gold produced from this ore.

Depreciation and amortization expenses in 2004 were $10,496,400 ($62 per ounce) compared to $9,640,200 ($55 per ounce) in 2003 [$9,562,500 ($54 per ounce) in 2002]. The increase is mainly due to the effect of the exchange rate of the Euro versus the U.S. dollar.

Exploration costs rose significantly to $6,639,100 in 2004 compared to $6,218,100 in 2003 ($2,759,700 in 2002). The Company expensed $2.6 million in respect of development activities at the Salave project, $3.1 million on the Nickel exploration projects and $0.9 million on its gold exploration programs and other business development initiatives.

Administrative and corporate expenses rose to $6,961,300 in 2004 from $5,185,500 in 2003 ($3,742,200 in 2002) reflecting the increased corporate activity, which resulted in higher legal, and financial advisory fees.

Other income (expenses) include income of $0.4 million that corresponds to the settlement, net of expenses, of a claim against a former auditor of the Company in relation to the audit of the financial statements of the Company for the three year period ended December 31, 2001.

Write-down of mineral properties includes an impairment of $28,387,600 that the Company has recognized in respect of its El Valle and Carlés mines and El Valle plant, after having completed a revised mine plan for the operations, which is currently under optimization, and taken into account the current reserves and operating costs of these operations (refer to note 7 of the audited consolidated financial statements).

Financial Revenues and Expenses

Financial revenues and expenses resulted in net revenues of $1,850,200 in 2004 compared to $5,298,300 in 2003 and net expenses of $1,672,700 in 2002.

With higher cash balances in 2004, interest income for the year amounted to $823,300 compared to $452,000 and $102,600 in 2003 and 2002, respectively.

The impact of a stronger Euro during 2004 resulted in the Company realizing gains of $4,506,500 on foreign currency exchange as the Company’s debt facilities are denominated in U.S. dollars and a majority of cash and cash equivalents are held in Euros and Australian dollars (currencies in which most of the Aguablanca capital expenditures are denominated).  The Company realized foreign currency exchange gains of $6,593,300 in 2003 and $3,810,600 in 2002.

Interest expense and amortization of financing fees in 2004 decreased to $1,675,600, after having capitalized interest expense and amortization of financing fees of $2,358,600, from $1,747,000 in 2003 (2002 - $2,240,500) due to increased debt balances, offset by lower market interest rates.

On January 1, 2004, the Company started to mark-to-market its derivative financial instruments (refer to note 15 of the audited consolidated financial statements). Losses incurred in 2004 on those derivative financial instruments amounted to $1,804,000, of which $1,325,000 are related to gold derivative financial instruments and $479,000 is related to copper and foreign exchange derivative financial instruments.

The table below presents a summary of the Company’s consolidated statements of operation by segment (refer to note 16 of the audited consolidated financial statements):

($000s)

Gold

Nickel

Corporate

Consolidated

2004

2003

2002

2004

2003

2002

2004

2003

2002

2004

2003

2002

Operating revenues

67,788

60,818

55,506

—

—

—

—

—

—

67,788

60,818

55,506

Operating expenses (a)

(104,216)

(58,227)

(43,199)

(5,593)

(2,316)

(2,171)

(4,274)

(2,448)

(1,945)

(114,083)

(62,991)

(47,315)

Operating earnings (loss)

(36,428)

2,591

12,307

(5,593)

(2,316)

(2,171)

(4,274)

(2,448)

(1,945)

(46,295)

(2,173)

8,191

Financial revenues and expenses

(2,189)

83

1,163

3,036

849

594

1,003

4,366

(84)

1,850

5,298

1,673

Non-controlling interest

—

82

—

—

—

—

—

—

—

—

82

—

Net income (loss)

(38,617)

2,756

13,470

(2,557)

(1,467)

(1,577)

(3,271)

1,918

(2,029)

(44,445)

3,207

9,864

(a) Includes a write-down of $28.4 million.

Capital Resources and Liquidity

The Company’s liquidity improved markedly during 2004. Even though the investing activities consumed larger amounts of cash than the past few years, mainly for the construction and development of its Aguablanca nickel mine; cash generated by operations and new equity more than compensated these expenditures leaving the Company with a cash balance of $81,888,800 at year end 2004, up from $32,861,600 in 2003 ($7,736,500 in 2002).

Operating Activities

Cash flow generated from operating activities was $8,877,600 in 2004 compared to $21,117,700 in 2003, and $14,138,300 in 2002. Reduction in operating cash flow was primarily due to increased underground mining costs, the effect of the exchange rate and lower head grades, compared to 2003, and was partially offset by higher than expected gold prices and gold production from the Company’s own operations. Before changes in working capital items, operating cash flow amounted to $10,139,300 in 2004 compared to $22,829,700 in 2003 ($20,811,300 in 2002).

Rio Narcea’s primary source of cash flow in 2005 will be its Aguablanca nickel operations. Total operating cash flow for 2005 is expected to be significantly higher than 2004, assuming an average gold price of $425 per ounce and nickel price of $6.00 per pound. For the existing gold operations, cash flow from operating activities is expected to be lower than in 2004 due to a reduction in gold production to approximately 70,000 ounces and higher cash operating costs, as the Company’s gold operations are now totally focused on underground mining. The Company anticipates completion of commissioning and commencement of commercial production at its open pit Aguablanca nickel mine in the second quarter of 2005.

Investing Activities

Investing activities consumed $55,209,600 of cash during the year compared to $43,683,800 in 2003 ($3,710,400 in 2002). The significant increase is primarily due to the planned capital expenditures on the development and construction of the Aguablanca project.

The following table sets forth the Company’s capital expenditures on mineral properties, excluding the acquisition of EMC ($5,000,000) and Defiance (positive effect on cash of $2,648,000):

(in millions)	2004	2003	2002
El Valle mine development	$ 8.4	$ 7.1	$ 4.6
Carlés mine development	0.3	2.9	—
Aguablanca project development and purchase of equipment	41.5	28.8	1.2
Tasiast	2.0	—	—
Total	$ 52.2	$ 38.8	$ 5.8

In 2005, the Company will pay capital expenditures of approximately $11 million in the first half of the year in respect of the completion of the construction of the Aguablanca project in 2004 (excluding $7 million of VAT and working capital), approximately $9 million for the development of the Aguablanca underground operations, approximately $4 million for further development at its existing gold operations in Spain and $1 million of other on-going capital expenditures. In addition, the Tasiast and Salave gold projects will require funds that will be more accurately calculated once the basic engineering of Tasiast and bankable feasibility study of Salave are finalized.

During 2004, the Company received a total of $67,500 of proceeds from grants compared to a reimbursement of $792,600 in 2003 ($1,966,700 in 2002).

Financing Activities

The exercise of employee stock options generated proceeds of $877,700 in 2004. Additionally, 328,904 options issued to non-employees were exercised into common shares of the Company for proceeds of $420,500 during 2004. In 2003, total employee and non-employee stock options exercised had provided funds of $2,426,700 (2002 - $304,700).

In 2002, share purchase options that had been previously issued to Deutsche Bank, S.A.E (“Deutsche Bank”) under a $4,000,000 credit facility in respect of the Aguablanca project were exercised into 5,825,809 common shares for gross proceeds to the Company of $4,000,000. Coincident with the exercise of these options, the Company prepaid the principal amount owing under the facility.

In 2004, the Company completed an equity financing for gross proceeds of $61,021,600 (CDN$74,555,000), comprised of 24,050,000 special warrants, including a partial exercise of the underwriters over-allotment option, at a price of CDN$3.10 per special warrant for net proceeds of $58,275,600 (CDN$71,200,000). Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

In 2003, the Company completed two equity financings for gross proceeds of $50,589,700 (CDN$72,080,000). In March 2003, the Company completed an equity financing comprised of 12,000,000 special warrants, including exercise of the underwriters over-allotment option, at a price of CDN$2.25 per special warrant for net proceeds of $16,665,500 (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the agent as part of its fees). In September 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of CDN$2.80 per unit for net proceeds of $31,014,200. Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

In 2002, the Company completed a placement of 9,000,000 special warrants at a price of CDN$0.80 per special warrant to raise gross proceeds of $4,548,800 (CDN$7,200,000). Net proceeds to be received after payment of expenses related to the offering were $4,101,900 (excluding expenses of $188,100, being the fair value of the additional warrants granted to the agent as part of its fees). Each special warrant was exercised to acquire, without further payment for 1.1 common shares of the Company as at March 14, 2003.

Proceeds from bank loans and other long-term liabilities totalled $42,743,700 in 2004 (2003 - $3,000,400; 2002 - $1,401,200). In March 2004, the Company drew down $30.0 million under the facilities granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”) facilities to finance the construction of the Aguablanca project. Also, €5.0 million (approximately $6.2 million) correspond to a subsidized loan for the Aguablanca project granted by the Ministry of Industry, Commerce and Tourism (formerly Ministry of Science and Technology) and collected in January 2004. In addition, the Company drew down €5.1 million (approximately $6.4 million) in 2004 under the VAT facility granted by Barclays Bank, S.A. to finance VAT payable during construction of the Aguablanca project. Other loans amounting to $0.1 million were drawn down in 2004.

Proceeds from bank loans and other long-term liabilities totalled $3,000,400 in 2003. The Company drew down €2.1 million (approximately $2.3 million) of the VAT facility granted by Barclays Bank, S.A. and the remaining amount corresponds to reimbursable subsidies collected in 2003 from the Spanish Ministry of the Economy. During 2002, the Company obtained a $0.9 million loan from the Industrial and Technological Development Centre and reimbursable subsidies of $0.5 million granted by the Ministry of the Economy.

Financing fees on bank loans amounted to $1,206,400 in 2004 ($2,507,000 in 2003), which correspond to opening fees, legal costs and technical consulting costs, most of which were  associated with the Investec and Macquarie loan facility in respect of the Aguablanca project.

Debt repayments amounted to $12,197,800 during 2004. They included the repayment of $7.2 million to Deutsche Bank relating to the term loan facility, the repayment of €3.6 million (approximately $4.5 million) of the VAT facility that had been drawn down in 2003, and other repayments amounting to a total of $0.5 million.

In 2003, debt repayments amounted to $6,523,600, including $6.1 million of scheduled payments to Deutsche Bank relating to the term loan facility and other loans amounting to $0.4 million.

During 2002, debt repayments with respect to existing loan facilities amounted to $13,706,500. They included $10.2 million repaid to Deutsche Bank and other loans amounting to $3.2 million related to VAT and grants. In addition, there was a reduction of $0.3 million in accrued interest during 2002.

Balance Sheet

Total assets increased to $281,909,600 as at December 31, 2004, from $162,390,000 at the previous year end, principally attributable to a higher cash balance and an increase in the value of mineral properties. Cash and cash equivalents increased by $49.0 million to $81.9 million. The improvement in the cash position of the Company resulted mainly from the proceeds of the equity financings completed during the year. The book value of mineral properties, net of depreciation, increased to $140.5 million in 2004 from $76.5 million in 2003, primarily as a result of the capital expenditures incurred with respect to the Aguablanca nickel project and the acquisition of the Tasiast gold project of Defiance, net of the write-down of $28.4 million in respect of the El Valle and Carlés mines. Additionally, the U.S. dollar/Euro exchange rate variation has had a material upward effect, as most of the assets and liabilities are denominated in Euros.

The Company’s working capital increased at the end of 2004 to $82.6 million compared to $29.7 million at the end of 2003, due mainly to the increase in cash, largely as a result of the equity raising in October 2004 and government grants receivable, offset by an increase in accounts payable, which were mostly related to the construction of the Aguablanca mine.

Long-term debt was $31,109,000 at December 31, 2004, compared to $6,706,000 at the end of 2003. The increase is almost entirely related to the draw down of $30.0 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project and the €5.0 million (approximately $6.8 million) subsidized loan also drawn down in respect of the Aguablanca project, partially offset by repayments of the facilities granted by Deutsche Bank for the El Valle project.

Shareholders' equity increased to $191,319,800 at the end of 2004 from $121,357,900 in 2003. The increase is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totalling $108.3 million, a positive foreign currency translation adjustment of $6.1 million due to the appreciation of the Euro relative to the U.S. dollar, and net loss of $44.4 million for the year.

The table below presents a summary of the Company’s segmented balance sheet as at December 31 (refer to note 16 of the audited consolidated financial statements):

Gold

Nickel

Corporate

Consolidated

($000)

2004

2003

2004

2003

2004

2003

2004

2003

Cash and cash equivalents

16,793

7,303

13,752

5,434

51,344

20,125

81,889

32,862

Total assets

107,738

86,366

122,651

55,809

51,520

20,215

281,909

162,390

Working capital

22,931

10,028

8,363

(448)

51,281

20,122

82,575

29,702

Long-term debt

1,744

5,648

29,365

1,058

—

—

31,109

6,706

Outlook

For Rio Narcea, 2005 is expected to be a key year. With the commencement of commercial production at its Aguablanca Ni-Cu-PGM mine in Spain, commencement of construction of its Tasiast gold project in Mauritania, the scheduled completion of a bankable feasibility study on the Salave gold project in Spain, Rio Narcea is well positioned to benefit from a resurgent metals market. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union, while adhering to the highest standards of environmental and social practice. Based on this valuable experience, Rio Narcea will continue to seek out and evaluate acquisition and growth opportunities in acceptable geographic and political locations, both within and outside the Iberian Peninsula.

In 2005, gold production from its existing operations is expected to decrease to approximately 70,000 ounces at a cash cost of $385 per ounce as these operations are now entirely underground mines, with lower tonnages and lower grades.  Rio Narcea is planning to continue to treat ore from the Nalunaq gold mine as received, which will assist in keeping the plant at El Valle running at or near full capacity, thus defraying some of its operating costs. There are no major capital expenditures budgeted at the existing gold operations during 2005, other than the continuation of the underground development at both the El Valle and Carlés mines; however, the development of the Tasiast open pit gold mine, which is underway, is expected to require capital expenditures in the order of $36 million during 2005.

In 2005, the Company plans to complete a bankable feasibility study and pursue the permitting process for the Salave gold project in Spain, which will include the completion of a 15,500-metre infill drilling program on the Salave deposit and metallurgical testwork.

The completion of the commissioning of the Aguablanca nickel project is expected in the second quarter of 2005. Currently, the plant has achieved 72% of the design throughput, 55% of the design nickel grade in concentrate, 100% of the design copper grade in concentrate, 70% of the design nickel recovery and 100% of the design copper recovery. Aguablanca is projected to generate significant free cash flow over its mine life, and the opportunity exists to increase returns through the successful development of an underground mine below the open pit portion of the deposit. The construction of a 3,000 metre production decline is progressing on schedule, with approximately 1,500 metres completed as at February 28, 2005. This decline will be used for detailed infill drilling at depth, which should commence in the second quarter of 2005, and future underground production of higher grade material.

Rio Narcea is looking forward to unlocking the nickel sulphide and IOCG potential of its large landholdings in the Ossa Morena region by continuing to investigate the numerous targets identified by the recent geophysical and geochemical regional programs. Rio Narcea will also seek suitable joint venture partners to advance the exploration of and share the exploration risk on a large part of its 4,600 km2 concession.

Risk and Uncertainties

The El Valle and Carlés gold mines are the Company's main operating assets; however, when the Aguablanca nickel mine commences commercial production later this year, it will be the main operating asset. In addition, the Company has started the construction of its Tasiast gold project in Mauritania and is also completing a full feasibility study for its Salave gold deposit. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold and nickel, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management’s discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company’s control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

From time to time, Rio Narcea enters into derivative financial instruments intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

The following table details the Company's derivatives position as at December 31, 2004 (offset transactions are not presented; refer to note 15 of the audited consolidated financial statements):

Gold
Year	Type of Contract	Ounces	Price per Ounce
2005–2006	Put	32,860	$280
		160,030	€300
	Call	21,382	€405
	Forward	11,215	$300.98

Copper
Year	Type of Contract	Tonnes	Price per tonne
2005–2008	Forward	8,226	€1,831
		8,226	€1,875

Foreign Exchange (US$/Euro)
Year	Type of Contract	$US	Price per $US
2005–2008	Forward	16,108,500	€1.22

As at December 31, 2004, 2003 and 2002, the book value of the existing derivative financial instruments amounted to negative $927,600 and positive $5,782,400 and $4,109,300, respectively. The fair value of this derivative financial instruments amounted to negative $927,600 in 2004, positive $398,100 in 2003 and negative $333,000 in 2002. In addition, as at December 31, 2004, the Company had $4,323,300 of deferred expenses that will be accounted to expenses in 2005 and 2006.

Based on 2005 production estimates, the approximate sensitivities of operating cash flows to 10% changes in commodity prices and currency exchange rates are shown in the bar chart below.

Estimated 2005 Commodity Price and

Currency Exchange Sensitivities

(assumptions: $6.00/lb Ni, $1.20/lb Cu, $425/oz Au and $1.35/€)

Bar Graph removed for EDGAR filing.  Please see attached pdf exhibit.

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently foresee any changes in environmental laws or regulations in the countries within which it operates that would adversely impact its producing and development properties; however, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could, if necessary, seek partnerships or alternative arrangements to advance its mineral properties.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations, and (4) environmental. Additionally, the Company may require additional capital to finance acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisitions.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are outlined in note 3 to the audited consolidated financial statements. The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company’s financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment (“mineral properties”) represent a large portion of the Company’s assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

As at year end 2004, the Company estimated its gold reserves at the El Valle and Carlés mines assuming a gold price of $400 (2003 - $325) per ounce and an exchange rate of $1.23/€ (2003 - $1.00/€), which equals a gold price of €325 (2003 - €325) per ounce. Gold reserves at the Tasiast project were estimated in February 2004 (Feasibility Report), and remained unchanged at year end 2004, assuming a gold price of $370. Nickel reserves at the Aguablanca project were estimated in July 2002 (Feasibility Report), and remained unchanged at year end 2004, assuming a nickel price of $6,600 per tonne and an exchange rate of $1.00/€. Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of carrying value of the mineral properties.

Deferred Stripping Costs

Mining costs associated with the removal of waste rock, commonly referred to as “deferred stripping costs,” are capitalized. Amortization of deferred stripping costs, calculated using the units-of-production method based on estimated recoverable ounces of proven and probable reserves, is charged to operating costs as the metal is produced and sold, using a stripping ratio calculated as the ratio of total tonnes mined to total metal to be recovered over the life of the mine.

Changes in the reserve quantities would result in changes to amortization expense of deferred stripping costs between reporting periods as discussed in the Mineral Properties section and could result in changes to carrying value of the capitalized costs.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

In this respect, the Company has recorded in 2004 a write-down of its El Valle and Carlés mines and El Valle plant amounting to $28.4 million (refer to note 7 of the audited consolidated financial statements).

Site Restoration Costs and Obligations

Site restoration costs and related obligations are estimated based on environmental and regulatory requirements promulgated by mine administrations of each of the countries in which the Company operates, or higher standards when the Company considers that standards of the country are not in accordance with generally accepted standards in the industry.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates to each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for site restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for site restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of deferred tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flows than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company’s ability to realize the future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company’s ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivative financial instruments (refer to note 15 of the audited consolidated financial statements and the “Commodities and Foreign Exchange Risk” section above).

Contractual Obligations and Commitments

Rio Narcea’s contractual obligations at December 31, 2004 are summarized as follows:

	Payment due by period
(in millions)	Total	< 1yr	2–3 yrs	4–5 yrs	> 5yrs
Contractual Obligations
Debt	$ 44.1	$ 13.0	$ 21.2	$ 4.3	$ 5.6
Reimbursable subsidies	2.4	–	–	–	2.4
Reclamation and closure costs	8.3	1.8	–	3.1	3.4
Total	$ 54.8	$ 14.8	$ 21.2	$ 7.4	$ 11.4

Non-GAAP Measures

Cash cost per ounce data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

A reconciliation of cash cost per ounce to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2004		2003		2002
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Deferred stripping and other mining expenses	30,070	178	28,226	162	19,816	112
Purchase of gold ore	18,093	107	—	—	—	—
Plant expenses	13,912	82	12,416	71	9,166	51
Smelting, refining and transportation	3,467	21	2,001	12	3,599	20
Sale of by-products	(4,183)	(25)	(1,461)	(8)	(2,639)	(15)
Adjustments (b):
Reclamation costs	268	2	(19)	(0)	272	2
Stripping	(15,738)	(93)	(15,669)	(90)	(4,818)	(27)
Employee stock options expensed	(471)	(3)	(143)	(1)	(33)	(0)
Cash operating cost (a)	45,418	269	25,351	146	25,363	143
Depreciation and amortization expenses	10,496	62	9,640	55	9,563	54
Adjustments (b)	15,941	94	15,831	91	4,579	25
Total production cost (a)	71,855	425	50,822	292	39,505	222
Administrative and corporate expenses	6,962	42	5,186	30	3,742	21
Exploration costs	6,639	40	6,218	36	2,760	16
Other income (expense)	239	1	765	4	1,308	8
Write-down of mineral properties	28,388	168	—	—	—	—
Total operating cost	114,083	676	62,991	362	47,315	267

Production (oz)		168,877		174,175		177,225

(a)Cash operating cost and Total production cost per ounce data is calculated in accordance with the Production Cost Standard of the former Gold Institute. Adoption of the Standard is voluntary and the data presented may not be comparable to other similarly titled data presented by other companies.

(b)Reclamation costs, stripping and the expense of employee stock options is adjusted in the calculation of the Cash operating cost and then considered again in the calculation of the Total production cost.

A reconciliation of cash operating cost per ounce, split between the Company’s own ore and Nalunaq ore, to the consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2004
	Rio Narcea’s operations		Nalunaq ore		Total
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Deferred stripping and other mining expenses	30,070	254	-	-	30,070	178
Purchase of gold ore	-	-	18,093	360	18,093	107
Plant expenses	12,049	102	1,863	37	13,912	82
Smelting, refining and transportation	3,467	29	-	-	3,467	21
Sale of by-products	(4,183)	(35)	-	-	(4,183)	(25)
Adjustments:
Reclamation costs	268	2	-	-	268	2
Stripping	(15,738)	(133)	-	-	(15,738)	(93)
Employee stock options expensed	(471)	(4)	-	-	(471)	(3)
Cash operating cost	25,462	215	19,956	397	45,418	269
Production	118,580		50,297		168,877

Outstanding Shares

Common shares issued and outstanding as at March 14, 2005 are as follows:

Shares

Amount

#

$

Balance, December 31, 2004

156,874,773

235,434,700

Issuances of cash

Exercise of non-employee stock options and warrants

1,000,000

693,500

Exercise of employee stock options

12,500

17,900

Non-cash issuance

Exercise of non-employee stock options and warrants

—

622,000

Exercise of employee stock options

—

11,400

Employee stock options expired

—

228,900

Balance, March 14, 2005

157,887,273

237,008,400

There were no changes in the number of stock options and warrants outstanding from December 31, 2004 to March 14, 2005, except for the exercise of stock options and warrants shown in the table above.

Amendment and Change in Accounting Policies (refer to note 2 of the audited consolidated financial statements)

The 2003 consolidated financial statements along with prior years’ consolidated financial statements have been amended in the format included herein after giving effect to the changes described below:

(a) Asset Retirement Obligations: In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section was effective for the Company’s 2004 fiscal year and harmonized Canadian requirements with existing U.S. GAAP. The Company has adopted, retroactively, this Section on January 1, 2004. These consolidated financial statements have been amended to reflect the retroactive impact of the adoption of Handbook section 3110 for all periods presented.

(b) Stock-based Compensation and Other Stock-based Payments: In September 2003, the CICA amended Section 3870, “Stock-based Compensation and Other Stock-based Payments,” to require that all transactions where goods and services are received in exchange for stock-based compensation and other payments, result in expenses that should be recognized in the financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The effect of the amendment is to require the recognition of expenses for employee stock-based compensation transactions. The amended Section 3870 provided three alternatives for adopting the amendment; the Company had elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. These consolidated financial statements have been amended to reflect the retroactive impact of the adoption of Handbook section 3870 for all periods presented.

(c) Hedging Relationships: Effective January 1, 2004, the Company adopted the amendments made to the Canadian Institute of Chartered Accountants’ Accounting Guideline 13 (“AcG - 13”) “Hedging Relationships”, and Emerging Issues Committee Abstract 128 (“EIC 128”) “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments”. The Company elected not to designate any of its risk management activities in place at December 31, 2003 as accounting hedges under AcG - 13 and, accordingly, accounted for all these non-hedging derivatives using the mark-to-market accounting method. AcG-13 is applicable for the Company’s 2004 fiscal year. As a result of AcG-13, the Company has marked to market its derivative financial instruments beginning January 1, 2004.

A summary of all of the adjustments on net income (loss), as described above, is as follows for December 31:

	2003 ($)	2002 ($)
Net income, as originally reported	3,819,700	9,697,500

Adjustments:
Asset retirement obligations	302,100	381,800
Stock-based compensation	(915,000)	(214,900)
Hedging relationships	---	---
Net income, as restated	3,206,800	9,864,400

Recent Accounting Pronouncements

Canadian GAAP Standards

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities (“VIEs”). This standard is harmonized with FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The Guideline requires enterprises to identify VIEs in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. In September 2004, the AcSB released an amended Guideline to harmonize AcG-15 with FIN 46(R), the revision to FIN 46, which was issued in December 2003. The guideline is effective for the Company annual and interim periods beginning January 1, 2005. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

In January 2004, the Accounting Standards Board (“AcSB”) amended CICA 3860, Financial Instruments – Disclosure and Presentation, to require certain obligations that must or may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments, to be presented as liabilities. These instruments were formerly presented as equity. These amendments are effective for the Company beginning January 1, 2005 on a retroactive basis.  The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

U.S. GAAP Standards

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123.  However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.  Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123 using the modified-retrospective method. The company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

Effective January 1, 2004, the Company adopted the fair-value-based method of accounting for share-based payments using the retroactive restatement method described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2005. The company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends prior guidance to clarify the accounting for abnormal amounts of freight, handling cost and wasted material. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for the inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditure, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca project and surrounding properties; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.